April 29, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Sun Life of Canada (U.S.) Variable Account L File No. 033-19628 Post-Effective Amendment No. 36 Accession No. 0001020523-13-000344 Withdrawal of Amendment Pursuant to Rule 477

Dear Commissioners:

On behalf of the Sun Life of Canada (U.S.) Variable Account L of Sun Life Assurance Company of Canada (U.S.), we hereby request that the above-referenced filing under the Securities Act of 1933 be withdrawn, pursuant to Rule 477 under that Act.

This filing was done on April 29, 2013.  No securities were sold in connection with the amendment that is the subject of this request for withdrawal.

If there are any questions or comments concerning this request, please contact the undersigned at (781) 263-6403.

Sincerely,

/s/Kenneth N. Crowley

Kenneth N. Crowley
Senior Counsel